# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nu-Med Plus, Inc., CIK 0001543637
CUSIP: 67021R104
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 640 Belle Terre Building 2E, Port Jefferson, New York (NY), 11777
Date of event which requires filing of this statement: 07/08/2026
Filed by CIK 0001552627
Persons authorized to receive notices and communications: Fred Tejada, 640 Belle Terre Building 2E, Port Jefferson, New York (NY), 11777, (631) 403-4337

## Reporting persons
- Fred Tejada (CIK 0001552627): type of reporting person: individual (IN); citizenship or place of organization: British Columbia Canada (A1); source of funds: subject company funds (SC), other (OO); sole voting power 0; shared voting power 8,131,250; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 8,131,250 (9.7% of the class)
  Comment: (7) The Reporting Person does not directly own any shares of Common Stock. The 1,000,000 shares of Series X Super Voting Preferred Stock held by the Reporting Person (as discussed below) entitle the Reporting Person to 100,000,000 votes but are not shares of Common Stock and are therefore not included in Row (7).
  (8) Represents 8,131,250 shares of Common Stock held by the Voting Shareholders (defined below) over which the Reporting Person may be deemed to share voting power pursuant to the Voting Agreement. The securities held by the Voting Shareholders and subject to the Voting Agreement represent an aggregate of 16,381,250 votes, including the 8,131,250 shares of Common Stock and voting rights attributable to Series A Preferred Stock held by the Voting Shareholders. The Voting Shareholders also have the right to acquire, within 60 days, an aggregate of 2,411,474 shares of Common Stock upon conversion of Series A Preferred Stock held by them. Such 2,411,474 underlying shares are not included in Row (8) because the Reporting Person does not presently have voting power over such unissued shares; if and when such shares are issued to the applicable Voting Shareholders, they would become subject to the Voting Agreement and the Reporting Person could then obtain voting power over them pursuant to the Voting Agreement.
  (9) The Reporting Person holds 129,782 shares of Series A Preferred Stock, which would otherwise be convertible into 2,595,640 shares of Common Stock. Because the Series A Preferred Stock may not be converted to the extent such conversion would cause the holder's beneficial ownership of Common Stock to exceed 4.999% (subject to increase to not more than 9.999% upon 61 days' prior written notice), and the Reporting Person may already be deemed to beneficially own more than 4.999% of the Common Stock pursuant to the Voting Agreement and the Series X Super Voting Preferred Stock (discussed below), no shares of Common Stock underlying the Reporting Person's Series A Preferred Stock are included in Rows (7) through (11).
  (13) Based on 83,548,469 shares of Common Stock outstanding as of August 14, 2026, as reported on the cover page of the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2026. The percentage in Row (13) does not include the voting power of the Series X Preferred Stock or voting rights attributable to Series A Preferred Stock because Row (13) reports the percentage of the Common Stock class beneficially owned by the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Nu-Med Plus, Inc.
Address of issuer's principal executive offices: 640 Belle Terre Building 2E, Port Jefferson, New York (NY), 11777

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Fred Tejada, the "Reporting Person".
Residence or business address: Mr. Tejada's business address is 640 Belle Terre Building 2E, Port Jefferson, New York 11777.
Present principal occupation or employment: Fred Tejada's principal business occupation is Company Director and Senior Vice President and Chief Geologist of the Company.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Tejada is a citizen of Canada

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Pursuant to a Voting Agreement dated July 9, 2026 and effective July 8, 2026 (the "Voting Agreement"), entered into among the Company, the Reporting Person and certain affiliated stockholders of the Company (The Hayde Family Revocable Trust dtd 9/21/2001 (trustee: William Hayde, the Company's CEO and a director), Keith Merrell (CFO and a director of the Company, together with his spouse as joint tenants), and Hanover International, Inc. (an entity affiliated with James Hock) (collectively, the "Voting Shareholders")), the Voting Shareholders agreed to vote all Company securities beneficially owned or controlled by them in favor of specified matters related to the transactions contemplated by the Exchange Agreement (defined below), and granted the Reporting Person an irrevocable proxy to vote such securities in accordance with the Voting Agreement if a Voting Shareholder fails to do so. The securities held by the Voting Shareholders and subject to the Voting Agreement represent an aggregate of 16,381,250 votes, including 8,131,250 shares of Common Stock and voting rights attributable to Series A Preferred Stock held by the Voting Shareholders. As a result of the voting arrangements and proxy, the Reporting Person may be deemed to share voting power over, and beneficially own for purposes of Rule 13d-3 under the Exchange Act, of 1934, as amended (the "Exchange Act"), the 8,131,250 shares of Common Stock. The Voting Shareholders also have the right to acquire, within 60 days, an aggregate of 2,411,474 shares of Common Stock upon conversion of Series A Preferred Stock held by them. The Reporting Person does not presently have voting or dispositive power over those unissued shares; if and when such shares are issued to the applicable Voting Shareholders, they would become covered securities under the Voting Agreement and the Reporting Person could then obtain voting power over them pursuant to the Voting Agreement. All other rights and privileges of ownership are reserved to the Voting Shareholders. The Reporting Person disclaims beneficial ownership of the shares held by the Voting Shareholders except to the extent of his pecuniary interest, if any. The Voting Agreement terminates upon the earliest of (i) ten years after execution, (ii) the date the Avid Gold Stockholders no longer hold any Company securities, (iii) the date the applicable Voting Shareholder no longer holds any covered securities or (iv) the date the Avid Gold Stockholders provide written notice of termination.

On July 8, 2026, upon the closing of the transactions contemplated by a Share Exchange Agreement, dated June 29, 2026 (the "Exchange Agreement"), among the Company, Avid Gold Ltd, a private limited company formed under the laws of England and Wales ("Avid Gold"), and the shareholders of Avid Gold, including the Reporting Person (the "Avid Gold Shareholders"), the Reporting Person was issued 129,782 shares of Series A Preferred Stock of the Company.

No funds were paid by the Reporting Person in connection with such issuance, as the shares were received solely in exchange for the Reporting Person's ownership interest in Avid Gold.

On July 8, 2026, the Company issued 1,000,000 shares of Series X Super Voting Preferred Stock ("Series X Preferred Stock") to Mr. Tejada, who had been appointed as a member of the Board of Directors and as Sr. Vice President and Chief Geologist effective July 7, 2026, in consideration for services agreed to be rendered. The Series X Preferred Stock entitles the holder to 100 votes per share, voting together with the Common Stock (and any other voting class) as a single class on all matters, except as otherwise required by law.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the Series A Preferred Stock in connection with the Closing of the Exchange, pursuant to which Avid Gold became a wholly-owned subsidiary of the Company. In connection with the Closing, the Reporting Person had been appointed as a member of the Company's Board of Directors effective July 7, 2026. The Voting Agreement was entered into pursuant to the terms of the Exchange Agreement, and the Series X Preferred Stock was issued in consideration for services agreed to be rendered.

Following the Closing, the Voting Agreement requires the Voting Shareholders to vote their covered securities in favor of, among other matters, (i) fixing the number of directors constituting the Board of Directors at five, unless otherwise approved in writing pursuant to the Voting Agreement, (ii) electing and, if applicable, re-electing at least three directors designated in writing pursuant to the Voting Agreement and filling vacancies in such designated seats with persons so designated, (iii) increasing the Company's authorized Common Stock from 90,000,000 to 500,000,000 shares, (iv) effecting a 1-for-27 reverse stock split or a substantially similar reverse stock split ratio reasonably determined by the Board of Directors to be necessary or advisable, (v) redomiciling the Company from Utah to Nevada, (vi) changing the Company's name to such name as the Board of Directors may determine, (vii) approving the issuance of shares of Common Stock upon conversion of preferred stock issued in connection with the Exchange Agreement and related transactions, and (viii) taking other actions reasonably necessary or desirable to effectuate, facilitate or consummate the foregoing transactions. The Reporting Person, through his ownership of the Series X Preferred Stock and his rights under the Voting Agreement, may be deemed to have the ability to influence the outcome of votes on such matters and other matters submitted to a vote of the Company's stockholders.

Except as set forth herein, the Reporting Person has no current plans or proposals that relate to or would result in any of the transactions or events described in Item 4 of Schedule 13D, although the Reporting Person may, from time to time, review or reconsider his position, change his purpose, and formulate plans or proposals with respect thereto.

The Reporting Person retains the right to change his investment intent, and may, from time to time, acquire additional shares of common stock or other securities of the Company, or sell or otherwise dispose of (or enter into a plan or arrangements to sell or otherwise dispose of), all or part of the shares of common stock or other securities of the Company, if any, beneficially owned by him, in any manner permitted by law.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this Schedule 13D, the Reporting Person may be deemed to beneficially own 8,131,250 shares of Common Stock, representing approximately 9.7% of the outstanding Common Stock, as a result of the voting arrangements and proxy under the Voting Agreement. The Reporting Person disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any. The 100,000,000 votes attributable to the Reporting Person's Series X Preferred Stock and the voting rights attributable to Series A Preferred Stock held by the Voting Shareholders are not shares of Common Stock and are not included in the amount or percentage reported in this Item 5(a). The Voting Shareholders have the right to acquire, within 60 days, an aggregate of 2,411,474 shares of Common Stock upon conversion of Series A Preferred Stock held by them. Those 2,411,474 underlying shares are not included in the amount or percentage reported for the Reporting Person because he does not presently have voting or dispositive power over such unissued shares; if and when such shares are issued to the applicable Voting Shareholders, they would become subject to the Voting Agreement and the Reporting Person could then obtain voting power over them pursuant to the Voting Agreement. In addition, no shares of Common Stock underlying the Reporting Person's own Series A Preferred Stock are included because of the Beneficial Ownership Limitation described in Item 6.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has no sole voting power, sole dispositive power or shared dispositive power over shares of Common Stock. Pursuant to the Voting Agreement, the Reporting Person may be deemed to share voting power over 8,131,250 shares of Common Stock held by the Voting Shareholders. The 2,411,474 shares of Common Stock that the Voting Shareholders have the right to acquire within 60 days upon conversion of their Series A Preferred Stock are not included because the Reporting Person does not presently have voting or dispositive power over those unissued shares.
Transactions in the class effected during the past sixty days: The information in Item 3 is incorporated by reference into this Item 5(c). Except as described in Item 3, the Reporting Person has not effected any transaction in the Common Stock during the 60 days preceding the date of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: The Voting Shareholders retain the right to receive dividends from, and the proceeds from the sale of, the shares of Common Stock held by them and subject to the Voting Agreement. The Reporting Person does not have a pecuniary interest in such shares. Except as set forth in this Item 5(d), no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 3 and 4 above is incorporated herein by reference.

Series A Preferred Stock. Each share of Series A Preferred Stock is entitled to a number of votes equal to the number of shares of Common Stock into which such share is then convertible, subject to the Beneficial Ownership Limitation described below, and votes together with the Company's Common Stock (and Series X Preferred Stock) as a single class on matters submitted to a vote of stockholders. Each share of Series A Preferred Stock is convertible into 20 shares of Common Stock, subject to a limitation prohibiting conversion to the extent it would result in the holder beneficially owning more than 4.999% of the Company's then-outstanding Common Stock (the "Beneficial Ownership Limitation"), which percentage may be increased to not more than 9.999% upon 61 days' prior written notice. As of the date of this Schedule 13D, because the Reporting Person may be deemed to beneficially own 8,131,250 shares of Common Stock pursuant to the Voting Agreement, representing more than 4.999% of the outstanding Common Stock and has the right to vote more than 4.999% of the outstanding voting shares pursuant to the Series X Preferred Stock, none of the Reporting Person's Series A Preferred Stock is currently convertible into Common Stock and such Series A Preferred Stock does not currently provide the Reporting Person additional voting rights under the Series A designation. Accordingly, the 2,595,640 shares of Common Stock that would otherwise be issuable upon conversion of the Reporting Person's 129,782 shares of Series A Preferred Stock are not included in Rows (7) through (13) of the cover page. The Series A Preferred Stock is not entitled to dividends or a liquidation preference and is not redeemable. Neither the voting rights nor the conversion ratio of the Series A Preferred Stock is subject to adjustment for any reverse stock split.

Series X Preferred Stock. Each share of Series X Preferred Stock is entitled to 100 votes per share and votes together with the Company's Common Stock (and Series A Preferred Stock) as a single class on all matters submitted to a vote of stockholders. The Series X Preferred Stock has no conversion rights, is not entitled to dividends or a liquidation preference and is not redeemable. The voting rights of the Series X Preferred Stock are not subject to adjustment for any reverse stock split. Because the Series X Preferred Stock is not convertible into Common Stock, the 100,000,000 votes attributable to the Reporting Person's Series X Preferred Stock are not included in Rows (7) through (13) of the cover page, which relate to beneficial ownership of the Common Stock.

Voting Agreement. The information regarding the Voting Agreement set forth in Item 3 is incorporated herein by reference. The Voting Agreement requires the Voting Shareholders to vote all covered securities in favor of specified corporate actions, grants the Reporting Person an irrevocable proxy to vote such securities in accordance with the Voting Agreement if a Voting Shareholder fails to do so, and restricts transfers of covered securities without the prior written consent of the Avid Gold Stockholders. All other rights and privileges of ownership are reserved to the Voting Shareholders. The securities held by the Voting Shareholders and subject to the Voting Agreement represent an aggregate of 16,381,250 votes, including 8,131,250 shares of Common Stock and voting rights attributable to Series A Preferred Stock held by the Voting Shareholders. As a result of these arrangements, the Reporting Person may be deemed to share voting power over, and beneficially own for purposes of Rule 13d-3 under the Exchange Act, the 8,131,250 shares of Common Stock, although he disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any. The Voting Shareholders also have the right to acquire, within 60 days, an aggregate of 2,411,474 shares of Common Stock upon conversion of Series A Preferred Stock held by them. The Reporting Person does not presently have voting or dispositive power over those unissued shares; if and when such shares are issued to the applicable Voting Shareholders, they would become covered securities under the Voting Agreement and the Reporting Person could then obtain voting power over them pursuant to the Voting Agreement.

Registration Rights Agreement. In connection with the Exchange, the Company and the Series A shareholders party thereto, including the Reporting Person, entered into a Registration Rights Agreement pursuant to which the Company agreed, subject to the terms and conditions thereof, to file a registration statement covering the resale of specified shares of Common Stock issuable upon conversion of the Series A Preferred Stock following receipt of certain required Company shareholder votes and provided certain piggyback registration rights for a period of 18 months. The Registration Rights Agreement also contains customary registration procedures, expense provisions and indemnification obligations.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Share Exchange Agreement dated June 29, 2026, by and among Nu-Med Plus, Inc.; Avid Gold Ltd; and the Shareholders of Avid Gold Ltd. (Filed as Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the SEC on June 30, 2026)
2. Voting Agreement effective July 8, 2026, by and between The Hayde Family Revocable Trust dtd 9/21/2001; Keith Merrell (and his wife as joint tenants); Hanover International, Inc. and Fred Tejada (Filed as Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed with the SEC on July 10, 2026)
3. Certificate of Designation of Series X Super Voting Preferred Stock, Setting Forth the Powers, Preferences, Rights, Qualifications, Limitations and Restrictions of such Series of Preferred Stock of Nu-Med Plus, Inc., as filed with the State of Utah, Division of Corporations and Commercial Code on April 17, 2024 (as corrected) (Filed as Exhibit 3.1 to the Issuer's Current Report on Form 8-K filed with the SEC on June 30, 2026)
4. Amended and Restated Certificate of Designation of Series A Preferred Stock, Setting Forth the Powers, Preferences, Rights, Qualifications, Limitations and Restrictions of such Series of Preferred Stock of Nu-Med Plus, Inc., as filed with the State of Utah, Division of Corporations and Commercial Code on June 26, 2026 (Filed as Exhibit 3.3 to the Issuer's Current Report on Form 8-K filed with the SEC on July 10, 2026)
5. Registration Rights Agreement effective July 8, 2026, by and between Nu-Med Plus, Inc. and the Series A Preferred Stock holders party thereto (Filed as Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the SEC on July 10, 2026)

## Signatures
- Fred Tejada: /s/ Fred Tejada, Fred Tejada (08/25/2026)